Filed by Abraxas Petroleum Corporation
                                                   (Commission File No. 0-19118)
                          Pursuant to Rule 425 Under the Securities Act of 1933,
                                                                     as amended,
                                        And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934,
                                                                     as amended.
                                    Subject Company:  Grey Wolf Exploration Inc.
                                                        (no Commission File No.)

                                  NEWS RELEASE

          ABRAXAS' OWNERSHIP OF GREY WOLF EXPLORATION INC. NOW AT 94%,
                       EXCHANGE OFFER EXTENDED FOR BALANCE

SAN ANTONIO, TX (September 18, 2001) - Abraxas Petroleum Corporation (AMEX:ABP) ("Abraxas") and its wholly-owned subsidiary, Abraxas Acquisition Corporation ("AcquisitionCo"), announced the exchange offer for Grey Wolf Exploration Inc. ("Grey Wolf") shares that Abraxas and its wholly-owned Canadian subsidiary, Canadian Abraxas Petroleum Limited ("Canaxas"), did not already own has been extended for ten days, until 5:00 pm, Calgary time, Friday, September 28, 2001. A total of 5.9 million shares of Grey Wolf, representing 88% of what Abraxas and Canaxas did not own, have now been tendered and taken up. Abraxas and Canaxas now own 94% of the common outstanding shares of Grey Wolf. AcquisitionCo intends to effect a subsequent transaction to acquire the remaining Grey Wolf shares that are not tendered pursuant to the offer.

The shares may be tendered by holders whose certificates are not immediately available by completing a validly executed Notice of Guaranteed Delivery in the form enclosed with the Exchange Offer materials or a facsimile thereof.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO EXCHANGE THE SECURITIES OF ABRAXAS FOR THE SECURITIES OF GREY WOLF. ANY SUCH OFFER OR SOLICITATION WILL BE SUBJECT TO CERTAIN CUSTOMARY CONDITIONS AND WILL BE MADE ONLY BY ABRAXAS' PROSPECTUS AND OTHER EXCHANGE OFFER MATERIALS, WHICH HAVE BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") AND HAVE BEEN MAILED TO GREY WOLF'S STOCKHOLDERS. GREY WOLF'S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. THE DOCUMENTS ARE ALSO AVAILABLE AT NO CHARGE FROM THE SEC'S WEB SITE, WWW.SEC.GOV, AND FROM ABRAXAS PETROLEUM CORPORATION AT 500 NORTH LOOP 1604 EAST, SUITE 100, SAN ANTONIO, TEXAS 78232.

Abraxas Petroleum Corporation is a San Antonio-based crude oil and natural gas exploitation and production company that also processes natural gas. The Company operates in Texas, Wyoming and western Canada. For additional information about the Company, please visit our web site, www.abraxaspetroleum.com for the most current and updated information. The web site is updated daily in order to comply with the SEC Regulation FD (Fair Disclosure).

Grey Wolf Exploration Inc. is a junior crude oil and natural gas company which focuses its efforts on exploring for, developing, acquiring, and producing crude oil and natural gas in western Canada and the Northwest Territories. Natural gas in central and northern Alberta accounts for over 90% of Grey Wolf Exploration's reserves and production.

Safe Harbor for forward-looking statement: Statements in this release looking forward in time involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to be materially different from any future performance suggested in this release. Such factors may include, but may not be necessarily limited to, changes in the prices received by the Company for crude oil and natural gas. In addition, the Company's future crude oil and natural gas production is highly dependent upon the Company's level of success in acquiring or finding additional reserves. Further, the Company operates in an industry sector where the value of securities is highly volatile and may be influenced by economic and other factors beyond the Company's control. In the context of forward-looking information provided for in this release, reference is made to the discussion of risk factors detailed in the Company's filing with the Securities and Exchange Commission during the past 12 months.

FOR MORE INFORMATION CONTACT:
Janice Herndon/Manager Corp. Communications
Telephone 210-490-4788
jherndon@abraxaspetroleum.com
www.abraxaspetroleum.com